FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 9, 2017, announcing a joint development project with Airbus for an ESA IFC antenna funded by CS2JU, as part of the European Commission’s Horizon 2020 program.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 9, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

 Gilat Awarded a Clean Sky 2 Call to Develop Electronically
Steerable Antenna (ESA) for In-Flight Connectivity (IFC) for
Airbus Technology Demonstrator

EC’s Horizon 2020 Clean Sky Joint Undertaking (CSJU) selects Gilat to build a fully integrated ESA aero terminal for satellite communication

Petah Tikva, Israel, February 9, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today a joint development project with Airbus for an ESA IFC antenna funded by CS2JU, as part of the European Commission’s Horizon 2020 program.

The fully embedded airborne antenna technology will be demonstrated inflight on an Airbus Technology Demonstrator based on the C295 aircraft to support the Clean Sky 2 (CS2) objective for more efficient and greener transport.

Gilat was selected to develop a Ka band ESA terminal based on its Phased Array Antenna (PAA) expertise. The antenna array will be embedded into the wing structure of the airframe including the amplification and radiating elements. The development will include the design, prototyping, manufacturing, and testing "on ground" and "in-flight" of the airborne terminal in collaboration with Airbus.

Airbus is a partner in the CS2JU supporting technology development for the benefit of society to deliver a more sustainable, greener aviation transportation.

Gilat will develop the embedded antenna in coordination with Airbus to demonstrate a full satellite communication airborne link without impact on the aircraft performance. The Gilat ESA aero terminal will be installed into the Airbus Technology Demonstrator for inflight validation tests planned to be carried out in Seville, Spain using a Ka-Satellite with EU coverage.

The phased array technology of the ESA IFC antenna allows high integration and embedding of the antenna into the airframe structure, more specifically, as part of the panel fairing, which connects the aircraft wing to the fuselage. The original panels will be replaced by new composite structures with embedded phased array antenna elements, thus eliminating any protruding components. This solution adds the IFC capabilities without affecting aircraft performance and maneuverability by avoiding aerodynamic drag and reducing fuel consumption. The embedded antenna will contribute to the reduction of CO2 emissions thus supporting one of the key societal challenges, smart, green and integrated transport.

“Gilat is proud that its ESA/PAA technology was selected as the leading de-facto electronically steered antenna solution, for an aeronautical application. The selection by the EC gives us the opportunity to join forces with Airbus, a leading airframe provider, to collaborate on the future development of IFC. The technology will support high IFC data rates and its scalable nature supports customization for various aircraft types,” said Michael (Miki) Barak, RVP Commercial Aviation & Mobility, at Gilat. “Due to its fast electronically steerable beam capabilities, the solution is suitable for IFC utilizing GEO, MEO and future LEO satellite constellations.”

About Airbus
Airbus is a global leader in aeronautics, space and related services. In 2015, it generated revenues of €64.5 billion and employed a workforce of around 136,600. Airbus offers the most comprehensive range of passenger airliners from 100 to more than 600 seats. Airbus is also a European leader providing tanker, combat, transport and mission aircraft, as well as Europe’s number one space enterprise and the world’s second largest space business. In helicopters, Airbus provides the most efficient civil and military rotorcraft solutions worldwide.

About Clean Sky
Clean Sky is the largest European research programme developing innovative, cutting-edge technology aimed at reducing CO2, gas emissions and noise levels produced by aircraft. Funded by the EU’s Horizon 2020 programme, Clean Sky contributes to strengthening European aero-industry collaboration, global leadership and competitiveness.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

 Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net